Exhibit 10.15

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SETTLEMENT AGREEMENT

BETWEEN THE UNDERSIGNED

Autoliv France, société en nom collectif with a share capital of 26,455,000 euros, the registered office of which is located 2 rue Villaret de Joyeuse, 75017 Paris, registered with the Paris Companies Register under number 622 009 918, represented by Mr. Lars Sjöbring, in his capacity as General Counsel, duly empowered,

Hereinafter referred to as "Autoliv France"

AND:

Autoliv, Inc, company organized under the laws of Delaware, the registered office of which is located World Trade Center, Klarabergsviadukten 70, Sec E, Box 70381, 107 24 Stockholm, Sweden, represented by Mr. Lars Sjöbring, in his capacity as General Counsel,

Hereinafter referred to as "Autoliv Inc",

OF THE FIRST PART

AND:

Mr. Benoît Marsaud, residing at [xxx], a French national, registered with the social security bodies under number [xxx],

Hereinafter referred to as "Mr. Marsaud"

OF THE OTHER PART

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RECITALS

Mr. Marsaud was hired by the Autoliv group, the first employment relationship being within Klippan France SA as Product manager, under an indefinite term employment contract dated 7 January 1980.

Mr. Marsaud's career then evolved within the group, and resulted in him working within a number of subsidiaries, in various different European countries, taking on various different duties.

As from 1 May 1996, Mr. Marsaud was recruited by Autoliv France to the position of Industrial director, a management role, position III C in the grid provided by the Metallurgy collective bargaining agreement, with a basic fixed salary of 1,225,000 FRF (186,750 euros), on top of which he was also entitled to a variable remuneration on the basis of objectives. The said employment contract, formalized on 10 October 1996, referring to Mr. Marsaud's sole position  as employee within the group, expressly provided for the continuation of his length of service as from 7 January 1980, in addition to a contractual termination indemnity and notice period as well as a covenant not to compete for a period of 12 months following termination.

On the basis of two contractual documents executed on 30 March 2005 between Autoliv Inc on behalf of Autoliv France, and Mr. Marsaud, the latter was granted firstly a specific indemnity in the event of a change of control of the group, and secondly, in the absence of change of control of the group, a termination indemnity replacing that provided in the aforementioned contract dated 10 October 1996, as well as the payment of a notice period of 18 months.

An addendum dated 1 May 2005, to the employment contract of 10 October 1996, executed between Mr. Marsaud and Autoliv Inc on behalf of Autoliv France, provided for an additional retirement scheme.

This provision, which could not enter into force, was replaced as agreed by the parties, by a retainer bonus, which would be paid to Mr. Marsaud if he were still member of group management in 2010. The parties' agreement on this point was formalized by an addendum signed in the same conditions by Autoliv Inc and Mr. Marsaud, dated 25 May 2007.

Mr. Marsaud was promoted to the position of Chief Operating Officer as of 1 September 2006.

Mr. Marsaud was further granted the benefit of stock option and Restricted Stock Unit plans.

An addendum was executed between Autoliv France and Mr. Marsaud on 30 April 2008, under which the parties intended to clarify firstly the scope of their previous agreements, confirming that the retainer bonus had indeed replaced the additional retirement scheme, and secondly  that this retainer bonus would only be due to Mr. Marsaud if he were still member of group management on 30 April 2010, i.e. if he had not either presented his resignation or been notified of his dismissal on any grounds, prior to this date.

Given the significant differences of opinion between Mr. Marsaud, and Autoliv France and Autoliv Inc regarding the group's strategic direction, which clearly resulted in more and more distinct operational, it was therefore decided to modify Mr. Marsaud duties, in particular those of Chief Operating Officer as from 18 July 2008, and to assign him to the role of Director of special projects, within the scope of his position as Industrial director.

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This decision was announced on this same date of 18 July 2008 within the group.

Mr. Marsaud's collective bargaining agreement position and remuneration remained identical, it being noted that the strategic matters entrusted to him required a high level of expertise and considerable knowledge of the group, and particularly of Autoliv France.

However, immediately following the announcement of this change of duties, Mr. Marsaud informed the company of his refusal of this decision, indicating that this would result in a change in his position, and therefore a change to his employment contract. He therefore made it clear that he would forcibly refuse to carry out the duties of Director of special projects, and that he wished to retain his contractual duties, noting that he had obtained very good results in his position as Industrial director. He added that he had acted normally in his position as management executive by sharing his vision of the strategy to be implemented, having in mind the interests of the group.

As a result, he categorically refused to carry out the role of Director of special projects.

Autoliv France considering that this was merely an adaptation of his duties, those that it intended to entrust to him being perfectly coherent with his qualification and professional experience, it indicated to Mr. Marsaud that it considered his refusal as a fault, and that it therefore had no choice but to consider his dismissal.

Mr. Marsaud was therefore invited to a preliminary meeting regarding his envisaged dismissal scheduled on 29 July 2008, by a hand-delivered letter with proof of receipt dated 24 July 2008.

At this preliminary meeting, which was held in the Autoliv France offices, and at which Mr. Marsaud chose not to be assisted, he was informed, in line with the provisions of article L 1232-2 of the Labor code, of the grounds for the envisaged decision. His comments were also noted.

Mr. Marsaud was dismissed on the grounds specified in the termination letter sent to him by registered post with proof of receipt on 30 July 2008, presented on 31 July 2008, i.e.:

« Over recent months, we have been faced with fundamental differences of opinion between you and the company regarding the group's strategic direction, which has resulted in more and more distinct difficulties damaging the proper running of the company.

As a result, after a number of discussions, we were required to modify your duties, in assigning you the tasks of director of special projects within the scope of your position as industrial director.

This change in your tasks did not result in any modification of your remuneration, category, level or coefficient, as you remained a management executive, the duties you were entrusted with requiring considerable expertise, which could therefore only be given to an experienced person with in depth knowledge of our company and our group.

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You refused to carry out this new assignment however, despite them being entrusted to you in the scope of our managerial authority, arguing that in your view, this resulted in your demotion, and therefore a unilateral modification of your employment contract and your responsibilities.

Given the reasons which led us to modify your duties, we announced this change in duties both within the group and externally, reiterating to you that this was by no means a demotion, your collective bargaining agreement positioning and remuneration remaining strictly unchanged. We further insisted on the high level of responsibilities that you would retain.

You continued to categorically refuse to carry out the role of director of special projects however, openly challenging our managerial authority.

We therefore had no choice, after having further tried to reason with you, to bring an end to this situation in order to preserve the interests of our company.»

Mr. Marsaud's most recent monthly gross salary amounted to 34,615 euros, on top of which he was eligible for a variable remuneration on the achievement of objectives.

As soon as he received his termination letter, Mr. Marsaud informed Autoliv France as well as Autoliv Inc, in particular through his counsel, that he firstly disputed the procedure followed, with respect to the applicable statutory provisions and those defined by the collective bargaining agreement, and further, the grounds for the measure, on the merits.

He stated that, far from having committed any fault in performing his work, he simply refused the unilateral modification of his position, indicating that the new position as Director of special projects, despite the fact that his salary and position within the collective bargaining agreement were to be maintained, would result in a unilateral modification of his employment contract, constituting a demotion.

In this respect, he stated that his responsibilities were no longer related to those inherent to his contractual duties, this being clear, particularly from the fact that he no longer had any employees under his responsibility, and that he was no longer member of management bodies, further made worse due to the fact that the assignments he was entrusted with were in fact vague and lacked veritable substance.

He further insisted on the conditions under which this modification of his duties was imposed on him and announced within the group and externally, this having placed him in a particularly uncomfortable position.

Mr. Marsaud believed as a result that his dismissal, after a significant number of years service within the group, was not based on genuine or proper grounds, and he therefore requested compensation for the financial and psychological damage he believed that he had suffered as a result of this measure and its sudden effect.

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Mr. Marsaud indicated that this measure would damage his reputation both vis-à-vis his professional and family circle.

Furthermore, he indicated that his means of subsistence would be necessarily troubled as a result of the difficulties he would have in finding a similar job particularly in the current context of the employment market, and given his age.

Autoliv France and Autoliv Inc indicated to Mr. Marsaud that they confirmed purely and simply the express grounds stipulated in the dismissal letter sent to him, highlighting his attitude opposing management which was not acceptable from an executive of his level. In this respect, they confirmed that the modification of his duties had been decided in the interests of the group and in the scope of the employer's management authority, respecting his qualification and level of responsibility. As a result, they indicated that there had been no modification of his employment contract.

Finally, with respect to the procedure followed, Mr. Marsaud was informed that it had been respected, and that he had had the opportunity to present his own explanations on a number of occasions.

Each of the parties maintained their position, therefore in disagreement over the financial consequences of the termination of the employment contract and the conditions under which it arose.

However, the parties continued their contact through their respective counsel, in an attempt to find a mutual solution to the dispute.

After further discussions, the parties, assisted by their respective counsel decided, having noted the precise extent of their dispute, both with respect to the grounds and the circumstances of the termination of their contractual relations, and all its financial consequences, with full knowledge of their respective rights, decided to make reciprocal concessions and end their dispute on the basis of an irrevocable settlement agreement, the terms of which are as follows.

IRREVOCABLE SETTLEMENT AGREEMENT

ARTICLE 1:

Autoliv France maintains its position that Mr. Marsaud's dismissal was based on the grounds previously mentioned included in the dismissal letter dated 30 July 2008, but, without challenging the grounds of this dismissal, it accepts, as a concession, on the basis of the prejudice alleged by Mr. Marsaud, to pay him a lump sum definitive and global settlement indemnity of one million five hundred and twenty five thousand (1,525,000) euros gross, fully subject to social security contributions given the current legal provisions on this matter.

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The net amount of the aforementioned settlement indemnity therefore amounts, after deduction of all employee social security contributions, to one million three hundred and ninety five thousand, three hundred and ninety four euros and fifty eight cents (1,,395,394.58 euros).

The net amount of this LUMP SUM DEFINITIVE AND GLOBAL SETTLEMENT INDEMNITY amounting to one million three hundred and ninety five thousand, three hundred and ninety four euros and fifty eight cents (1,,395,394.58 euros) is therefore paid to Mr. Marsaud by bank wire, half payable within 48 hours at the latest, and the remainder on 31 January 2009.

Mr. Marsaud confirms definitive receipt of this sum.

This LUMP SUM DEFINITIVE and GLOBAL SETTLEMENT INDEMNITY shall be considered as damages.

ARTICLE 2:

The contractual notice period of 18 months shall commence on 1 August 2008 and end on 30 January 2010.

In this respect, it is agreed that Mr. Marsaud shall work the period of this notice from 1 August 2008 to 31 December 2008, being paid on usual pay dates. During this time he shall fulfill the role of Director of special projects.

It is noted that, Mr. Marsaud having requested not to work his notice period beyond 31 December 2008, this request having been accepted by Autoliv France, his employment contract shall definitively terminate as of 31 December 2008. On this date he will be removed from the payroll, and no further sums shall be paid to him, in particular with respect to the period from 1 January 2009 to 31 January 2010, ultimately not worked at his request.

With respect to the notice period worked from 1 August 2008 to 31 December 2008, Mr. Marsaud shall receive the gross sum of 190,382.00 euros, including half of his 13th month entitlement. This sum shall be paid on a monthly basis, on ordinary pay dates, after social security contributions have been withheld at the rates in force. The sum of 19,038.20 euros gross related to annual leave on this period shall be paid to him by wire transfer on 31 January 2009, after social security has been withheld at the rates in force.

ARTICLE 3:

It is expressly agreed that the non compete obligation binding Mr. Marsaud, for a period of 12 months, which Mr. Marsaud undertakes to scrupulously respect until its term, shall commence as of 1 August 2008 to terminate on 31 July 2009.

The parties expressly agree that during the period from 1 August 2008 to 31 December 2008, Mr. Marsaud shall be paid as usual, and he waives his rights, given the sums obtained as a result of the present settlement agreement, to the financial consideration for the non compete clause from 1 January 2009 to 31 July 2009.

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ARTICLE 4:

On the date of termination of the employment contract between the parties, Autoliv undertakes to pay the following sums to Mr. Marsaud:

(a) Payment in lieu of annual leave intended to settle the balance of rights acquired by Mr. Marsaud in this respect as of 31 December 2008, further to deduction of annual leave accrued during the notice period referred to in article 2 above.

The amount due shall be calculated on 31 December 2008, taking into account the annual leave that may have been taken before this date. This sum shall be paid to Mr. Marsaud on 31 January 2009.

(b) Collective bargaining agreement severance indemnity corresponding to Mr. Marsaud's length of service calculated, in line with the contractual documents, as from 7 January 1980, i.e. the total sum of 1,268,874 (one million two hundred and sixty eight thousand, eight hundred and seventy four) euros. This sum is paid to Mr. Marsaud within 48 hours at the latest, in advance as an additional concession, by bank wire.

Mr. Marsaud confirms definitive receipt of this sum.

ARTICLE 5:

As an additional concession, Autoliv Inc further accepts to bear the fees incurred by Mr. Marsaud for the purposes of his representation by counsel, Maître Alexandre Khanna up to 15,000 (fifteen thousand) euros. Autoliv Inc shall pay the invoice sent to it by the latter directly, up to the aforementioned maximum sum.

As a final concession, Autoliv France accepts to allow Mr. Marsaud to benefit from the company vehicle, covering all related expenses (insurance, maintenance) until 31 January 2010.

This vehicle being considered as a benefit in kind, it shall be declared as such and subject to social security contributions. The sum total of this benefit in kind is valued at 6,000 (six thousand) euros gross.

With respect to this vehicle, Mr. Marsaud shall have the possibility either to express his wish by 31 December 2008 to retain the vehicle until 31 January 2010, in which case the sum of  6,000 euros gross shall be deducted from the total settlement indemnity referred to in article 1 above and payable on 31 January 2009, or not to express any such wish, therefore returning the vehicle to Autoliv France on or before 31 December 2008.

Mr. Marsaud shall therefore return the vehicle to Autoliv France in good working order either on 31 December 2008 or on 31 January 2010.

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ARTICLE 6:

It is reiterated that Mr. Marsaud received a sum of 85,000 euros gross as payment of his variable remuneration corresponding to 2008. This sum was paid to him in July 2008 and covers his entire rights in this respect for the year 2008. Mr. Marsaud expressly acknowledges this.

It is expressly agreed that Mr. Marsaud, who, as agreed between the parties, shall not continue to work after 31 December 2008, shall not be entitled to or receive any variable remuneration on the basis of years post 2008.

ARTICLE 7:

As a result of the present agreement and the payment of sums referred to in articles 1, 2 and 4 above, which he fully accepts. Mr. Marsaud, who further accepts that all sums which he could claim in respect to his entire employment and work within Autoliv France, Autoliv Inc and any other company of the Autoliv group, expressly and irrevocably undertakes to waive his rights, claims, legal action of any nature against or in relation to Autoliv France, Autoliv Inc and any other company of the Autoliv group, with respect to:

-
the performance of his employment contract, in particular salary, contractual bonuses, overtime, compensatory rest, variable remuneration, annual leave, RTT (time off in lieu) days, days off, indemnities, additional pension, retention bonus, RSUs, stock options, damages covering any prejudice such as those with respect to bullying, discrimination, etc.);

-
the termination of his employment contract (in particular contractual and collective bargaining agreement termination indemnities, payment in lieu of notice and outstanding annual leave, and damages on the basis of the grounds for dismissal and the procedure followed, payment under the Individual Training Right etc.)

-	the performance and termination of any corporate office within any group company

Mr. Marsaud therefore waives any claim of legal action filed or pending against Autoliv France, Autoliv Inc, and any company of the Autoliv group or any members of management, the origin or subject of which would be related to the performance or termination of his employment contract or corporate offices, and more generally related to any de facto or de jure relationship which may ever have existed between the parties.

The entire present clause is essential, because without its drafting and acceptance by Mr. Marsaud, the present agreement would not have been accepted.

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ARTICLE 8:

The parties declare that they have been assisted by their respective counsel, and that they are fully aware and informed of their rights and obligations, as well as the social security and tax consequences on the sums referred to in the present settlement agreement as well as their implication in terms of unemployment benefits.

ARTICLE 9:

The parties agree that the present settlement agreement shall remain confidential, and may not be disclosed to any third party without the express authorization of the other party, with the exception of the tax administration, social security and unemployment bodies (ASSEDIC, URSSAF…), any controlling authority, the courts in the event that they so request, or by Autoliv France and Autoliv Inc in the scope of their reporting obligation to the US Securities Exchange Commission.

ARTICLE 10:

The parties undertake reciprocally to abstain from any action, declaration, affidavit or statement which could damage the reputation or interests of the other party, any other company of the Autoliv group or any members of its management, in particular in relation to any procedure before any courts or tribunals.

ARTICLE 11:

The present agreement, as mutually agreed between the parties, is executed within the scope of articles 2044 et seq. of the Civil Code. It therefore represents “Res Judicata” between the parties, and cannot be countered on the basis of error in law or absence of consideration.

The parties expressly waive their rights to claim under articles 2053 and 2054 of the Civil Code, the terms of which do not apply to the agreement negotiated and executed between them.

As a result of the above, the parties mutually and definitively accept without reserve to discharge each other from any obligations, subject to all the commitments referred to above have been respected.

ARTICLE 12:

The parties undertake to perform all obligations under the present settlement agreement in good faith and without reserve, and agree that in the event that one of the parties does not respect its obligations, it would be liable for damages payable to the other party under the terms of general common law.

Executed in PARIS on

In duplicate, one for each of the parties

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Mr. Marsaud (1)	For Autoliv France and Autoliv Inc
Lars Sjöbring (1)
Acting in his capacity as General Counsel, authorized to sign the present agreement

_________________________________________________________________
(1) The parties must hand-write the following prior to signing: « Lu et approuvé sans réserve ni contrainte- Bon pour transaction irrévocable et définitive et renonciation à toute instance et action ». The parties shall also initial each page of the agreement.